1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

February 24, 2016

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Alice Pellegrino and me on February 1, 2016 with respect to the Registrant’s Post-Effective Amendment No. 142 filed on December 16, 2015, relating to the Hartford Environmental Opportunities Fund (the “Fund”).  On behalf of the Fund, we have reproduced your comments below and provided the Fund’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table for the Fund.

	Response:	The Annual Fund Operating Expenses table for the Fund is attached as Appendix I.

2.	Comment:

With respect to the expense reimbursement arrangements disclosed in the footnote to the Fund’s Annual Fund Operating Expenses table, please delete the disclosure indicating that certain arrangements will renew automatically for one-year terms.

Response:

The Registrant notes that Instruction 3(e) to Item 3 of Form N-1A permits a fund to reflect expense reimbursement arrangements that will be in effect for no less than one year from the effective date of the registration statement in a fund’s expense table provided that the fund also discloses the period for which the arrangement is expected to continue and describes who can terminate the arrangement and under what circumstances. The Registrant believes that its current disclosure is consistent with this requirement, as it describes the fact that the arrangements are in effect for a specific one-year term but are also effectively ongoing for successive one-year terms unless terminated by the reimbursing party prior to the start of the following one-year term or by the Fund’s Board of Directors. For this reason, the Registrant respectfully declines to make the proposed change.

3.	Comment:

Please clarify the factors or methodologies that the Fund or the sub-adviser will use to determine which companies qualify as being “focused on low carbon electricity, energy efficiency, low carbon transportation, and/or water and resource management.”

Response:

In managing the Fund’s portfolio, the sub-adviser will perform research regarding potential investments and choose to invest in those companies that the sub-adviser believes to be attractive investments and to obtain meaningful revenues from activities that promote, support or result in outcomes that benefit the environment, including, for example, lower rates of resource consumption or lower carbon emissions.  There are no set, objective criteria that would be used to predetermine which securities would qualify as suitable investments for the Fund under the sub-adviser’s proprietary strategy.  Moreover, as technologies and practices evolve over time, the types of companies in which the Fund invests and the industries in which they operate also may change.

4.	Comment:	Please delete the cross-reference in the “Past Performance” section to the “Related Composite Performance” section.

	Response:	The cross-reference to the “Related Composite Performance” section has been removed from the “Past Performance” section.

5.	Comment:

In the “Related Composite Performance” section, please confirm whether Wellington Management’s Global Environmental Opportunities composite consists of all accounts, rather than merely fee-paying accounts.  If this is the case, please clarify the disclosure accordingly.

Response:

The Registrant confirms that, in compliance with the GIPS requirements, the Global Environmental Opportunities composite consists of all fee-paying accounts under discretionary management by Wellington Management in Wellington Management’s Global Environmental Opportunities investment strategy that have investment objectives, policies and strategies substantially similar to those of the Fund. The Registrant has revised the disclosure consistent with this comment.

6.	Comment:

With respect to the expense reimbursement arrangements disclosed in the footnote to the Fund’s Annual Fund Operating Expenses table, please discuss whether the amounts reimbursed pursuant to these arrangements can be recouped by the reimbursing party.

	Response:	Amounts reimbursed under the expense reimbursement arrangements described in the footnote to the Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party.

7.	Comment:	Please confirm that all types of derivatives in which the Fund may principally invest are disclosed in the “Principal Risks” section.

Response:

The Registrant confirms that all types of derivatives in which the Fund may principally invest are disclosed in the “Principal Risks” section. The Registrant notes that the Fund does not invest in derivatives as a principal strategy.

8.	Comment:

We believe that the Fund’s name suggests investments in a particular type of investment, namely “environmental” investments.  Therefore, pursuant to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”), we believe the Fund must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in that type of investment.  Please comply with this requirement and revise the disclosure accordingly or change the Fund’s name.

Response:

The Registrant notes that Rule 35d-1 requires that a fund with a name suggesting investment in certain investments or industries adopt a policy to invest at least 80% of its assets (as defined by the Rule) in the particular types of investments suggested by its name. The Registrant does not believe that the term “environmental” suggests a focus on a particular type of investment or in a particular industry but rather connotes a type of investment strategy similar to “growth” or “value” investing and does not, therefore, require the Fund to adopt a Rule 35d-1 investment policy. Nonetheless, given the Staff’s express view of this issue, the Registrant has adopted a policy of investing, under normal circumstances, in investments that the Registrant believes are consistent with its name.

9.	Comment:

The “Principal Investment Strategy” section indicates that the Fund can be expected to emphasize investments in the utilities and industrial sectors.  Therefore, please revise the discussion of “Sector Risk” in the “Principal Risks” section to address specifically the risks of the utilities and industrial sectors, or otherwise revise the section to address these risks.

	Response:	The Registrant has revised the disclosure consistent with this comment.

10.	Comment:

Please confirm supplementally whether fixed income securities are a principal investment strategy of the Fund.  If such investments are a principal investment strategy, please revise the “Principal Investment Strategy” section of the summary prospectus accordingly and include appropriate principal risk disclosure.

Response:

The Registrant hereby confirms that fixed income securities are a secondary, rather than a principal, investment strategy, as disclosed in the “Additional Information Regarding Investment Strategies and Risks” section of the statutory prospectus.

11.	Comment:	Please expand the “Principal Risks” disclosure regarding sustainable and responsible investing risk in light of the principal investment strategy of the Fund.

	Response:	The Registrant has revised the disclosure consistent with this comment.

12.	Comment:	Please confirm supplementally that the Fund will not invest more than 15% of its assets in illiquid securities.

Response:

The Registrant confirms that the Fund may not invest more than 15% of the Fund’s net assets in illiquid securities pursuant to the Non-Fundamental Investment Restrictions of the Fund as disclosed in the SAI.

13.	Comment:

Please confirm supplementally whether investing in restricted securities is a principal investment strategy of the Fund.  The Staff notes that this is discussed in the section entitled “Additional Information Regarding Investment Strategies and Risks.”  If these are principal investments, please revise the prospectus accordingly.

	Response:	The Registrant confirms that investing in restricted securities is not a part of the principal investment strategy of the Fund.

14.	Comment:	With respect to the Fund’s Annual Fund Operating Expenses table, please confirm that the acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets.

	Response:	The Registrant confirms that the Fund’s acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets during the fiscal year.

15.	Comment:

Please explain supplementally whether the Fund will provide any specific prior notice to shareholders in the event that it determines to change its investment objective.  If the Fund has a policy to provide any specific prior notice, please disclose that in the section entitled “About the Fund’s Investment Objective.”

Response:

The Fund’s investment objective is non-fundamental and, therefore, may be changed without shareholder approval. The Fund is not required to provide advance notice in the event of a change in its investment objective. Accordingly, the Fund will consider whether advance notice to shareholders is appropriate based on the nature and extent of the change.

16.	Comment:	Please confirm supplementally whether the SEC has received all documents from the Registrant that are required by Section 33 of the 1940 Act (filed on Form 40-33).

	Response:	The Registrant confirms that the SEC has received all documents from the Registrant that are required by Section 33 of the 1940 Act.

17.	Comment:	Please remove the reference to the Fund’s performance benchmark in the section entitled “Performance Notes,” because the Fund does not present any prior performance in the Prospectus.

Response:

While the Registrant recognizes that the Instructions to Form N-1A do not require such reference, the Registrant notes that Form N-1A also does not prohibit such reference, and believes it is relevant information for potential investors. Accordingly, the Registrant respectfully declines to make the proposed change.

18.	Comment:

Please revise the “Related Composite Performance” section to clarify that the expenses of the composite were higher than the highest expenses applicable to any account in the composite, rather than being higher than merely the highest management fee applicable to any account in the composite.  If this is not the case, please explain supplementally why the Registrant believes this related composite performance presentation is appropriate.

	Response:	The Registrant has revised the disclosure consistent with this comment.

19.	Comment:

Please confirm that the investment adviser or sub-adviser has the supporting data for the calculation of the related composite performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

The Registrant confirms that the sub-adviser has the supporting data for the calculation of the related composite performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Should you have any questions, please feel free to contact the undersigned at (202) 261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:	Alice A. Pellegrino
John V. O’Hanlon

Appendix I

ANNUAL FUND OPERATING EXPENSES (2)

(expenses that you pay each year as a percentage of the value of your investment)

Share Classes	A	C	I	R3	R4	R5	R6	Y
Management fees	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%
Distribution and service (12b-1) fees	0.25%	1.00%	None	0.50%	0.25%	None	None	None
Total other expenses	0.42%	0.42%	0.32%	0.39%	0.34%	0.29%	0.18%	0.18%
Administrative services fee	None	None	None	0.20%	0.15%	0.10%	None	None
Other expenses	0.42%	0.42%	0.32%	0.19%	0.19%	0.19%	0.18%	0.18%
Total annual fund operating expenses	1.47%	2.22%	1.12%	1.69%	1.39%	1.09%	0.98%	0.98%
Fee waiver and/or expense reimbursement(3)	0.17%	0.17%	0.07%	0.09%	0.09%	0.09%	0.08%	0.08%
Total annual fund operating expenses after fee waiver and/or expense reimbursement(3)	1.30%	2.05%	1.05%	1.60%	1.30%	1.00%	0.90%	0.90%

(2)         Other expenses and acquired fund fees and expenses are based on estimated amounts for the current fiscal year.

(3)         Hartford Funds Management Company, LLC (the “Investment Manager”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual fund operating expenses as follows: 1.30% (Class A), 2.05% (Class C), 1.05% (Class I), 1.60% (Class R3), 1.30% (Class R4), 1.00% (Class R5), 0.90% (Class R6) and 0.90% (Class Y).  In addition, Hartford Administrative Services Company (“HASCO”), the Fund’s transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year for all classes.  Each contractual arrangement will remain in effect until February 28, 2017 and shall renew automatically for one-year terms thereafter unless the Investment Manager or HASCO, respectively, provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of The Hartford Mutual Funds, Inc.